SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT  OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: July 15, 2004

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as
ROSTELECOM
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA STR.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

         Registrant’s telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                          No     X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On July 15, 2004, Open Joint Stock Company Long Distance and International Telecommunications Rostelecom (the “Company”) announced that it has signed an agreement with China Telecom on construction of a cable system between Russia and China. A copy of the corresponding press release is attached hereto as Exhibit 10.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2004	By: /signed/ Dmitry Ye. Yerokhin Name: Dmitry Ye. Yerokhin Title: General Director

EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number	Description
10.	English translation of the press release announced the signing of an agreement with China Telecom.

Exhibit 10

PRESS RELEASE

ROSTELECOM AND CHINA TELECOM SIGNED AN AGREEMENT ON CONSTRUCTION OF A CABLE SYSTEM
BETWEEN RUSSIA AND CHINA

Moscow - July 15, 2004 - Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia's national long-distance operator, today announced that it has signed an agreement with China Telecom on construction of a cable system between Russia and China.

The solemn ceremony of signing has taken place today, July 15, 2004, at the China Telecom central office in Beiging. Among those who participated, there were Guohua Xi, Vice-minister of Ministry of Information Industry of the People's Republic of China, Dmitry Yerokhin, Rostelecom's CEO, and Deqiang Zhou, the President of China Telecom.

Rostelecom's CEO Dmitry Yerokhin said in his speech: "By signing the agreement on construction of a cable system between Russia and China, we make a new step towards integrating communications networks of our countries into the global telecommunications space. The conclusion of our agreement goes in line with the decision of the Russian-Chinese Intergovernmental Commission, and we are grateful to the Ministry of Information Industry of the People's Republic of China and the Ministry of Information Technologies and Communications of the Russian Federation for supporting our cooperation with China Telecom based on mutual benefit.

The construction of a new cable system will enable our companies to become stronger players in the international market: we can offer high-speed Europe-Asia transit of outstanding quality - thanks to high organizational level of our networks and an advantageous geographical location of both Russia and China providing the shortest route for traffic transmission between European and Asian countries. In addition, by the direct connection of China Telecom and Rostelecom's networks, our companies will have more opportunities for launching new services and strengthening cooperation in various telecommunication fields".

The planned throughput capacity of the cable system will amount 2.5 Gbps to be further expanded up to 300 Gbps.

For further details please contact

Rostelecom PR and IR Department
Tel.: +7 095 973 9920
Fax: +7 095 787 2850
E-mail: rostelecom@rostelecom.ru